Exhibit 99.1

ABN 82 010 975 612

2806 Ipswich Road Darra
Queensland 4076 Australia
Telephone: + 61 7 3273 9133
Facsimile: + 61 7 3375 1168
www.progen-pharma.com

Non-Renounceable Rights Issue — Notification of Subscriptions

Brisbane, Australia, 20 May 2013.  Progen Pharmaceuticals Ltd (ASX: PGL, OTC: PGLA) (“Company”) is pleased to advise that the non-renounceable rights issue announced on 16 April 2013 (“Rights Issue”) closed on 15 May 2013.

The Company is delighted to announce it received strong shareholder support for the Rights Issue, with Eligible Shareholders subscribing for approximately 42.6% of the fully paid ordinary shares offered pursuant to the Rights Issue under their Entitlement and the Shortfall Facility.

Rights Issue Offer	New Shares
Total New Shares offered under the Rights Issue	24,709,097
Eligible Shareholder Entitlement Subscriptions	10,157,747
Eligible Shareholder Shortfall Share Subscriptions	368,471
Underwritten Shortfall Shares	14,182,879

Chairman of the Board, Mr. Stuart James, noted that the high participation rate “demonstrates strong shareholder support for the Company” and that the capital raised “places the Company in a sound financial position for the future”. The Company expects to receive approximately $5.19 million (before costs) from the Rights Issue, providing sufficient capital to permit the Company to pursue its objectives as outlined in the Offer Document.

Under the terms of the Underwriting Agreement between the Company and Mercer Capital Pty Ltd (“Underwriter”), the Underwriter will subscribe for and/or procure third parties to subscribe for the Underwritten Shortfall Shares representing $2,978,404.59 by the Underwritten Shortfall Subscription Date of 21 May 2013.

Subject to ASX, the Company therefore expects to issue the 24,709,097 New Shares on 22 May 2013 in accordance with the Rights Issue timetable as previously announced to ASX. New Shares are expected to be allotted on 22 May 2013 with the holding statements to be despatched on or around 23 May 2013.

The Directors wish to thank shareholders for their continued support of the Company.

ENDS

About Progen Pharmaceuticals Ltd

Progen Pharmaceuticals Limited is a biotechnology company committed to the discovery, development and commercialization of small molecule pharmaceuticals primarily for the treatment of cancer.  Progen has built a focus and strength in anti-cancer drug discovery and development.  www.progen-pharma.com

For more information:

Blair Lucas

Company Secretary

+61 7 3273 9133

+61 403 358 638

This release contains forward-looking statements that are based on current management expectations. These statements may differ materially from actual future events or results due to certain risks and uncertainties, including without limitation, risks associated with drug development and manufacture, risks inherent in the extensive regulatory approval process mandated by, amongst others, the United States Food and Drug Administration and the Australian Therapeutic Goods Administration, delays in obtaining the necessary approvals for clinical testing, patient recruitment, delays in the conduct of clinical trials, market acceptance of PI-88,  PG545, and other drugs, future capital needs, general economic conditions, and other risks and uncertainties detailed from time to time in the Company’s filings with the Australian Securities Exchange and the United States Securities and Exchange Commission. Moreover, there can be no assurance that others will not independently develop similar products or processes or design around patents owned or licensed by the Company, or that patents owned or licensed by the Company will provide meaningful protection or competitive advantages.